SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRASK Up 14% and Yield Up 17% in February/2013

São Paulo, March 13, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL) (S&P: B, Fitch: B+, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, hereby announces its preliminary air traffic figures for February 2013.

PRASK, Yield and Fuel Prices

Net passenger revenue per available seat-kilometer (PRASK) grew by 14% over February 2012*.  On a year to date comparison, PRASK reached 12%. This was the fourth consecutive double-digit increase in PRASK since the sharp decline in domestic capacity in recent months and 11th increase consecutive month. The Company reaffirms its commitment to bring rationality to the supply in the domestic market.

Net yields increased by 17%, to between 23.0 and 23.5 cents (R$).

Fuel prices in February** climbed by 16% year-on-year.

(*) 2012 RPK adjusted in accordance with operating data recalculated based on the current DCA  Manual..

(**) The per-liter fuel price considers total fuel and lubricant expenses divided by period consumption.

Operating Data Month	January 2013(*)	% Chg. (MoM)	February 2013(*)	February 2012(*)	% Chg. (YoY)
Total System
ASK (mm)	4,299.4	-12.2%	3,776.4	4,460.8	-15.3%
RPK (mm)	3,122.5	-22.6%	2,417.8	2,942.6	-17.8%
Load Factor	72.6%	-8.6 p.p	64.0%	66.0%	-1.9 p.p
Domestic Market
ASK (mm)	3,793.4	-12.4%	3,321.3	4,109.9	-19.2%
RPK (mm)	2,789.1	-22.7%	2,156.9	2,705.7	-20.3%
Load Factor	73.5%	-8.6 p.p	64.9%	65.8%	-0.9 p.p
International Market
ASK (mm)	506.0	-10.1%	455.0	350.8	29.7%
RPK (mm)	333.4	-21.8%	260.9	237.0	10.1%
Load Factor	65.9%	-8.6 p.p	57.3%	67.5%	-10.2 p.p

(*) February 2013 – preliminary figures; February 2012 - adjusted managerial data; January 2013 - National Civil Aviation Agency (ANAC) figures.

1	GOL Linhas Aéreas Inteligentes S.A

Traffic Release
Operating Data Consolidated data until Feb/13	2M13(*)	2M12(*)	% Chg. (YoY)
Total System
ASK (mm)	8.075,7	9.455,3	-14,6%
RPK (mm)	5.540,3	6.521,4	-15,0%
Load Factor	68,6%	69,0%	-0,4 p.p
Domestic Market
ASK (mm)	7.114,8	8.727,6	-18,5%
RPK (mm)	4.946,0	6.003,6	-17,6%
Load Factor	69,5%	68,8%	0,7 p.p
International Market
ASK (mm)	961,0	727,7	32,1%
RPK (mm)	594,3	517,7	14,8%
Load Factor	61,8%	71,1%	-9,3 p.p

(*) February 2013 – preliminary figures; February 2012 - adjusted managerial data; January 2013 and 2012 - National Civil Aviation Agency (ANAC) figures.

Domestic Market

Domestic supply in February recorded a substantial 19.2% year-on-year decline, chiefly due to the halting of operations with 737-300 aircraft (end of Webjet’s activities) and the rerouting of domestic capacity to international operations.

The domestic market load factor declined by 0.9 percentage points (p.p.) over February 2012 to 64.9%. Demand dropped 20.3% from February 2012.

International Market

International market supply grew by 29.7% over February 2012, fueled by the daily operations to Santo Domingo and the United States (Miami and Orlando).  In the same period, demand climbed by 10.1%.

The international load factor fell by 10.2 p.p., due to the maturation period of the new routes which began operating at the end of 2012.

2	GOL Linhas Aéreas Inteligentes S.A

Traffic Release

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

3	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.